

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 10, 2015

<u>Via Email</u>
Mr. Anthony J. Galici
Chief Financial Officer
Griffin Industrial Realty, Inc.
One Rockefeller Plaza
New York, NY 10020

> **Re: Griffin Industrial Realty, Inc.**
> **Form 10-K**
> **Filed February 13, 2015**
> **File No. 001-12879**

Dear Mr. Galici:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 1. Business, page 3</u>

<u>Commercial and Industrial Developments, page 6</u>

1. Please provide disclosure in future filings regarding the relationship of rent rates on leases that expired in the reporting period and the rent rates on renewals or new leases on the same space. If practicable, please also supplement this disclosure with narrative disclosure about the relationship between rents on leases scheduled to expire in the current period and management's assessment of current market rents for the expiring space.

Consolidated Statements of Operations, page 36

2.   We note that you characterize proceeds from property sales as revenue. Please tell us the nature of these proceeds and how you determined they meet the definition of revenue pursuant to paragraph 78 of CON 6.

Note 1. Summary of Significant Accounting Policies, page 40

3.   We note that you engage in significant development activities related to your properties. Please tell us what consideration you gave to including a significant accounting policy that clearly describes your capitalization policy as it relates to 1) construction/development costs including interest, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase and 2) the capitalization period, including a discussion of when the capitalization period ends. In addition, please consider disclosing within Management's Discussion and Analysis a breakdown of capital expenditures by type (i.e. new development, redevelopment, tenant improvements, other) for each period presented.

Schedule III – Real Estate and Accumulated Depreciation, page S-2

4.   Please tell us how you complied with Rule 12-28 of Regulation S-X, or tell us how you determined it was not necessary to disclose the aggregate cost for Federal income tax purposes of your real estate assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities